# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



## FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001



OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________

Commission File No. 1-12590



GABLES RESIDENTIAL TRUST
401 (K) PLAN
(Full Title of the Plan)

GABLES RESIDENTIAL TRUST
6551 Park of Commerce Blvd., Suite 100
Boca Raton, Florida 33487

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

---

**GABLES RESIDENTIAL TRUST 401 (K) PLAN**

Deloitte & Touche LLP
191 Peachtree Street, NE
Suite 1500
Atlanta, Georgia 30303-1924

www.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of
Gables Residential Trust:

We have audited the accompanying statement of net assets available for benefits of the Gables Residential Trust 401(k) Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors whose report, dated May 24, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects where considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2002

# GABLES RESIDENTIAL TRUST
# 401(k) PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## AS OF DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| ASSETS - | | |
| Investments | $ 11,701,802 | $ 12,438,997 |
| Receivables: | | |
| Participant contributions | 51,613 | 46,502 |
| Employer contributions | 14,889 | 13,645 |
| Total receivables | 66,502 | 60,147 |
| Total assets | 11,768,304 | 12,499,144 |
| LIABILITIES - | | |
| Excess contributions payable | 27,993 | 19,310 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 11,740,311 | $ 12,479,834 |

See notes to financial statements.

**THE FOLLOWING REPORT IS A COPY OF THE PREVIOUSLY ISSUED ACCOUNTANT'S REPORT OF ARTHUR ANDERSEN LLP AND SUCH REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.** The registrant has been unable to obtain a reissued accountant's report of Arthur Andersen LLP or a currently dated consent, as required by Section 7 of the Securities Act of 1933, as amended (the "Securities Act"), to the incorporation of this previously issued accountant's report of Arthur Andersen LLP into Gables Residential Trust's registration statement on Form S-8 (File No. 333-00618) relating to the plan to which this report relates. While the extent of any resulting limitations on recovery is unclear, the lack of a currently dated consent may limit participants' ability to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act.

ARTHUR ANDERSEN

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Trustees of
Gables Residential Trust:

We have audited the accompanying statements of net assets available for benefits of the Gables Residential Trust 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Fort Lauderdale, Florida,
May 24, 2001.

# GABLES RESIDENTIAL TRUST
# 401(k) PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| ADDITIONS: | | |
| Investment income: | | |
| Interest and dividends | $ 380,252 | $ 1,578,089 |
| Total investment income | 380,252 | 1,578,089 |
| Contributions: | | |
| Participant | 1,798,746 | 1,810,589 |
| Employer | 436,619 | 475,368 |
| Rollovers from other qualified plans | 76,736 | 225,474 |
| Total contributions | 2,312,101 | 2,511,431 |
| Total additions | 2,692,353 | 4,089,520 |
| DEDUCTIONS: | | |
| Net depreciation in fair value of investments | (2,612,180) | (4,631,992) |
| Benefits paid to participants | (819,696) | (1,712,644) |
| Total deductions | (3,431,876) | (6,344,636) |
| NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS | (739,523) | (2,255,116) |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 12,479,834 | 14,734,950 |
| End of year | $ 11,740,311 | $ 12,479,834 |

See notes to financial statements.

## NOTES TO FINANCIAL STATEMENTS
## AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEARS THEN ENDED

### 1. PLAN DESCRIPTION

The following description of the Gables Residential Trust 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

*General* - The Plan is a defined contribution retirement plan which became effective January 25, 1994 and was established by Gables Residential Trust (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "Code"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Through December 31, 2001, all employees of the Company were eligible to participate in the Plan on the first entry date (January 1 or July 1) following the date on which the employee had attained the age of 21 and had completed one year of service, as defined in the Plan document. Effective January 1, 2002, the Plan was amended to provide eligibility to all employees of the Company to participate in the Plan on the first entry date (January 1, April 1, July 1, or October 1) following the date on which the employee has attained age 18 and completed three months of service, as defined in the Plan document.

*Plan Administration* - Under a trust agreement dated January 25, 1994, as amended and effective January 1, 1997, Putnam Fiduciary Trust Company (the "Trustee") was appointed trustee for the Plan.

*Contributions* - Through December 31, 2001, eligible employees could contribute an amount up to 15% of compensation, as defined by the Plan document, subject to certain limitations under the Code. Effective April 1, 2002, the Plan was amended to allow employees to contribute an amount up to 25% of compensation, as defined by the Plan document, subject to certain limitations under the Code. The Company currently provides a matching contribution equal to 50% of each participant's elective deferrals up to the first 4% of each participant's compensation. The total maximum allowable contribution to the Plan under the Code from employee sources was $10,500 for 2001 and 2000.

*Vesting* - Participants are fully vested in their contributions and the earnings thereon. Participants are fully vested in employer matching contributions after three years of service. Employer matching contributions become fully vested upon a participant's death. Nonvested portions of Company contributions are forfeited as of an employee's termination date and are used to reduce future Company matching contributions. Forfeitures totaled $65,726 and $20,418 for the years ended December 31, 2001 and 2000, respectively.

*Participant Notes Receivable* - Under the trust agreement effective January 1, 1997, participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transfers are treated as a transfer to (from) the investment fund from (to) the participant loan fund. A loan is repayable through payroll deductions over a period of no more than five years, unless it is used to acquire a principal residence, in which case the repayment period may exceed five years. The interest rates ranged from 5.00% to 9.50% and 8.75% to 10.50% during the years ended December 31, 2001 and 2000, respectively.

*Benefits* - Normal retirement benefits for participants under the Plan begin at age 65. Also, participants can elect to withdraw all or a portion of their vested account balance upon reaching age 59 1/2.

Upon termination of service due to death, total and permanent disability, or retirement, a participant (or the participant's beneficiary) may elect to receive an amount equal to the value of the participant's vested interest in his or her account and any related earnings. The form of distribution is either a lump-sum payment, installment payments from the participant's account balance in cash over a period of years in accordance with Internal Revenue Service regulations, or a distribution from the Gables Residential Trust Stock Fund in whole shares of stock and the remainder paid in cash.

*Participant Accounts* - Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income. Such Plan income is allocated ratably based on each participant's account balance in a particular fund. The benefit to which a participant is entitled is the benefit that can be provided from a participant's account.

*Investment Options* - Participants are able to direct their contributions and any related earnings into 11 investment options. Participants may change their investment elections at any time. Under the terms of the Plan, employer matching contributions are invested in the same funds at the same percentages as chosen by the participant for their own contributions. A brief description of each investment option, based on the fund's prospectus, is provided below:

Gables Residential Trust Stock Fund - This fund consists of Gables Residential Trust common stock. Participants may elect to invest up to a maximum of 25% of their current account balances as well as 25% of any future salary deferral and employer contributions in Gables Residential Trust common stock.

The George Putnam Fund of Boston - A balanced investment fund that invests in stocks and corporate and government bonds, providing a balanced way to pursue long-term rewards.

Putnam Asset Allocation: Balanced Portfolio - This fund is designed for the investor who is willing to accept a moderate level of risk in a portfolio balanced between stocks and bonds.

Putnam Asset Allocation: Conservative Portfolio - This fund is designed to meet the needs of more conservative investors. The portfolio is designed to preserve principal and have limited exposure to stocks that keep pace with inflation.

Putnam Asset Allocation: Growth Portfolio - A lifestyle asset allocation portfolio that seeks to provide capital appreciation, with current income as a secondary goal.

Putnam Diversified Income Trust - Seeks current income. Investments are allocated among three sectors of the fixed-income securities markets: (1) U.S. government sector, consisting primarily of debt obligations of the U.S. government and its agencies; (2) High yield sector, consisting of higher-yielding, lower-rated, higher-risk U.S. and foreign fixed-income and lower-rated securities; and (3) International sector, consisting of obligations of foreign governments and their agencies, other fixed-income securities denominated in foreign currencies, and related options and futures.

Putnam International Growth Fund - Seeks maximum capital appreciation and invests primarily in a diversified portfolio of equity securities of companies located outside the United States. The investment style includes strategic country weighting decisions, bottom-up stock selection, and occasional defensive currency hedging.

Putnam Investors Fund - This fund invests in attractively priced stocks of well-established companies that provide the opportunities for growth over the long term. The fund management strives to focus on stocks that should retain more of their value in a down market than would the stocks of smaller, more aggressively oriented companies. The Putnam Investors Fund may also purchase convertible bonds, convertible preferred stocks, and debt securities.

Putnam OTC and Emerging Growth Fund - Seeks maximum capital appreciation. The fund invests primarily in common stocks of small- to medium-sized emerging growth companies that fund management believes have potential for earnings growth significantly higher than the corporate averages.

Putnam Stable Value Fund ("Stable Value Fund") - Seeks current income and stability of principal through a collective investment trust consisting primarily of high-quality annuity (or similar) investment contracts issued by insurance companies, banks, or similar financial institutions.

Putnam Voyager Fund - Seeks maximum capital appreciation. Invests primarily in common stocks of companies that have potential for capital appreciation that is significantly greater than that of the market averages, generally securities of smaller and newer issuers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Accounting* - The accompanying financial statements are presented using the accrual basis of accounting.

*Use of Estimates* - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

*Income Recognition* - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

*Investment Valuation* - The mutual funds of the Plan consist of publicly traded marketable securities that are stated at fair value. The Company's stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates market value.

The Plan follows Statement of Position ("SOP") No. 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans*, which specifies the accounting for investment contracts issued by either an insurance enterprise or other entity.

The Stable Value Fund is a collective investment trust offered as an investment by the Plan. The Stable Value Fund invests mainly in Guaranteed Investment Contracts and security backed investments "wrapped" by insurance companies, banks, and other financial institutions. The Stable Value Fund maintains the contributions from participants in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Stable Value Fund is fully benefit-responsive and, in accordance with SOP No. 94-4, is recorded at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus accrued interest, less withdrawals. The average crediting interest rate were approximately 5% and 6% for 2001 and 2000, respectively.

*Administrative Expenses* - The Company pays all administrative expenses of the Plan on behalf of the Plan, and the Plan is not obligated to reimburse such expenses to the Company.

*Payments of Benefits* - Benefits are recorded when paid.

## 3. INVESTMENTS

The market values of individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Putnam Voyager Fund, 164,028 and 148,738 shares, respectively | $ 2,837,685 | $ 3,465,605 |
| Putnam International Growth Fund, 80,903 and 83,108 shares, respectively | 1,603,496 | 2,053,596 |
| Putnam OTC and Emerging Growth Fund, 199,483 and 156,617 shares, respectively | 1,496,122 | 2,180,114 |
| Putnam Asset Allocation: Growth Portfolio, 154,500 and 140,034 shares, respectively | 1,478,562 | 1,536,175 |
| The George Putnam Fund of Boston, 86,429 and 67,047 shares, respectively | 1,446,820 | 1,151,191 |
| Putnam Stable Value Fund, 840,440 shares | 840,440 | (a) |
| Gables Residential Trust Stock Fund, 24,611 shares | 728,496 | (a) |
| Participant Loan Fund | 615,637 | (a) |

a - Balances are not reflected as assets are less than 5% of the Plan's net assets available for benefits at December 31, 2000.

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,612,180 and $4,631,992, respectively, as follows:

| | 2001 | 2000 |
|---|---|---|
| Mutual funds | $ (2,645,320) | $ (4,697,382) |
| Gables Residential Trust Stock Fund | 33,140 | 65,390 |
| | $ (2,612,180) | $ (4,631,992) |

## 4. EXCESS CONTRIBUTIONS PAYABLE

Employee contributions may include excess contributions which are refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $27,993 and $19,310 has been reflected in the statements of net assets available for benefits as of December 31, 2001 and 2000, respectively.

## 5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 19, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

## 6. RELATED-PARTY TRANSACTIONS

The Plan regularly invests in common trust funds and mutual funds managed by the Trustee. These transactions are not considered prohibited transactions by statutory exemptions under ERISA regulations.

## 7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances, and the assets of the Plan will be distributed to the participants in accordance with the Plan provisions.

## 8. RECONCILIATION TO FORM 5500

Amounts payable to or for participants, dependents, and beneficiaries are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid or received as of that date. There were no such transactions at December 31, 2001 and 2000.

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

| | 2001 | 2000 |
|---|---|---|
| Benefits paid to participants per the financial statements | $ 819,696 | $ 1,712,644 |
| Less: Amounts processed and approved for payment at December 31, 1999 | | (121,058) |
| Benefits paid to participants per Form 5500 | $ 819,696 | $ 1,591,586 |

The following is a reconciliation of total additions according to the financial statements to total income (loss) recorded on Form 5500:

| | 2001 | 2000 |
|---|---|---|
| Total additions per the financial statements | $ 2,692,353 | $ 4,089,520 |
| Less: Deductions for net depreciation in fair value of investment | (2,612,180) | (4,631,992) |
| Income (loss) per Form 5500 | $ 80,173 | $ (542,472) |

# GABLES RESIDENTIAL TRUST
# 401(k) PLAN

## SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
## DECEMBER 31, 2001

| (a) | Identity of Issuer | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value | Current Value |
|---|---|---|---|
| | | STOCKS: | |
| * | Gables Residential Trust | Gables Residential Trust Stock Fund, 24,611 shares, $.01 per share par value | $ 728,496 |
| | | MUTUAL FUNDS: | |
| * | Putnam | Putnam Voyager Fund, 164,028 shares | 2,837,685 |
| * | Putnam | Putnam OTC and Emerging Growth Fund, 199,483 shares | 1,496,122 |
| * | Putnam | Putnam Asset Allocation: Growth Portfolio, 154,500 shares | 1,478,562 |
| * | Putnam | Putnam International Growth Fund, 80,903 shares | 1,603,496 |
| * | Putnam | The George Putnam Fund of Boston, 86,429 shares | 1,446,820 |
| * | Putnam | Putnam Stable Value Fund, 840,440 shares | 840,440 |
| * | Putnam | Putnam Diversified Income Trust, 40,024 shares | 372,229 |
| * | Putnam | Putnam Investors Fund, 12,818 shares | 148,049 |
| * | Putnam | Putnam Asset Allocation: Balanced Portfolio, 10,205 shares | 100,110 |
| * | Putnam | Putnam Asset Allocation: Conversative Portfolio, 3,930 shares | 34,156 |
| | | OTHER: | |
| * | Participant notes receivables | Participant Loan Fund, rates ranges from 5.00% to 10.50% maturities up to 120 months | 615,637 |
| | | | $ 11,701,802 |

* Column (a) indicates each identified person/entity known to be a party in interest.

This supplemental schedule lists assets held for investment purposes as of
as required by the Department of Labor's Rules and Regulations for Reporting

See notes to financial statements.

## SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Investment Committee of the undersigned plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GABLES RESIDENTIAL TRUST
401 (K) PLAN

Date: June 28, 2002

By: ______________________
Marvin R. Banks, Jr.
Chairman, Investment Committee of the Plan

## INDEX TO EXHIBITS

| Exhibit Number | Description |
|---|---|
| 23.1 | Independent Auditors' Consent |

Exhibit 23.1

**INDEPENDENT AUDITORS' CONSENT**

We consent to the incorporation by reference in Registration Statement No. 333-00618 of Gables Residential Trust on Form S-8 of our report dated June 26, 2002 appearing in this Annual Report on Form 11-K of Gables Residential Trust 401(k) Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Atlanta, Georgia
June 26, 2002